April 3, 2017

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:                                         Larry Spirgel

Assistant Director

AD Office 11 — Telecommunications

Division of Corporation Finance

Re:                             Teladoc, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2017
File No. 001-37477

Dear Mr. Spirgel:

Set forth below is the response of Teladoc, Inc. (“Teladoc” or the “Company”) to the comment contained in the letter dated March 31, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). For your convenience, the Staff’s comment is reproduced in bold type below and is followed by the Company’s response thereto.

General

Proposal 1 appears to bundle numerous significant proposals. Please provide an analysis of how this complies with Rule 14(a)-4(a)(3) of the proxy rules. In addition to Rule 14(a), please refer to CDI Exchange Act Rule 14a-4(a)(3) Questions 101.01-101-.03.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Proposal 1 is divided into five subproposals, each proposing a separate amendment (and related stockholder vote) to the Company’s Fifth Amended and Restated Certificate of Incorporation (the “Certificate”). In compliance with Item 19 of Schedule 14(a), each subproposal contains disclosure concerning the reasons for and general effect of the amendment to the Certificate proposed thereby. Stockholders are instructed to cast their votes on each subproposal separately, and are provided the opportunity to do so in the form of proxy card filed with the Preliminary Proxy Statement.

The Company respectfully submits that the proposed amendments to the Certificate facilitate a holistic assessment of the document by stockholders, and the Company’s intention to provide stockholders with greater participation in the Company’s corporate governance. The Company believes that grouping the subproposals together allows stockholders to better assess their rights and powers under the Certificate should any or all of the amendments be approved, and better informs their vote. By providing individual disclosure on the substance, purpose and effect of each subproposal, and giving stockholders the ability to separately vote on each amendment, the Company submits that Proposal 1 does not “bundle” proposals and is presented in compliance with Rule 14a-4(a)(3) so as to “identify clearly and impartially each separate matter to be acted upon” by stockholders. The Company also respectfully submits that, for these reasons, each subproposal is “presented to [stockholders] separately” in compliance with CDI Exchange Act Rule 14a-4(a)(3) Question 101.02.

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We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Kindly direct any questions you may have to the undersigned at (203) 742-1637, or to the Company’s counsel, Latham & Watkins LLP (Christopher Clark at (202) 637-2374 or Brandon Bortner at (202) 637-2117). Thank you.

Very truly yours,

/s/ Adam C. Vandervoort

Adam C. Vandervoort
Chief Legal Officer
TELADOC, INC.

cc:                                Jason Gorevic of Teladoc, Inc.

Mark Hirschhorn of Teladoc, Inc.

Rachel W. Sheridan of Latham & Watkins LLP

Mark D. Jaffe of Latham & Watkins LLP